UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2009

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the minutes of the 2009 Annual General Meeting of Shareholders held on May 20, 2009.

Exhibit

1.	Minutes of the 2009 Annual General Meeting of Shareholders of Textainer Group Holdings Limited held on May 20, 2009

Exhibit 1

Textainer Group Holdings Limited

MINUTES OF

THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Wednesday, May 20, 2009, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2009 Annual General Meeting of Shareholders (the “2009 Annual Meeting”) at the Fairmont Southampton Hotel, 101 South Shore Road, Southampton, Bermuda. The close of business on April 6, 2009 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2009 Annual Meeting (including any postponement or adjournment(s) thereof). Notice of the 2009 Annual Meeting was given to the Shareholders pursuant to a Notice of 2009 Annual General Meeting of Shareholders dated April 20, 2009, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 20, 2009. As of April 6, 2009, there were 47,760,771 Common Shares issued and outstanding. A total of 43,537,499 Common Shares issued and outstanding as of April 6, 2009 were present in person or by proxy at the 2009 Annual Meeting, representing 91.2% of the total Common Shares issued and outstanding as of April 6, 2009.

CHAIRMAN AND SECRETARY

Neil I. Jowell acted as chairman of the 2009 Annual Meeting (the “Chairman”) and Ernest J. Furtado acted as secretary of the 2009 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2009 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

APPROVAL OF RE-ELECTION OF CLASS II DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for re-election, in each case, as a Class II director of the Company, at the 2009 Annual Meeting:

Mr. James A. Owens

Mr. Isam K. Kabbani

Mr. James E. McQueen

RESOLVED, that Mr. James A. Owens be, and hereby is, re-elected as a Class II director of the Company;

For: 39,511,019 Common Shares, representing 90.8% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Against: 4,019,757 Common Shares, representing 9.2% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Abstain: 6,723 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Isam K. Kabbani be, and hereby is, re-elected as a Class II director of the Company;

For: 39,430,376 Common Shares, representing 90.6% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Against: 4,100,370 Common Shares, representing 9.4% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Abstain: 6,753 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. James E. McQueen be, and hereby is, re-elected as a Class II director of the Company.

For: 38,845,040 Common Shares, representing 89.2% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Against: 4,686,573 Common Shares, representing 10.8% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Abstain: 5,886 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL

YEAR ENDED DECEMBER 31, 2008

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2008, a copy of which is included in the Company’s 2008 Annual Report to Shareholders and laid before the Shareholders at the 2009 Annual Meeting (the “2008 Financial Statements”).

RESOLVED, that the 2008 Financial Statements, as included in the Company’s 2008 Annual Report to Shareholders be, and they hereby are, approved.

For: 43,280,467 Common Shares, representing 99.4% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Against: 24,394 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Abstain: 232,638 Common Shares, representing 0.5% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

APPROVAL OF RE-APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS

FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009 AND AUTHORIZATION

FOR THE BOARD OF DIRECTORS, ACTING THROUGH THE AUDIT COMMITTEE,

TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR THE

FISCAL YEAR ENDING DECEMBER 31, 2009

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the re-appointment of KPMG LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2009.

RESOLVED, that the re-appointment of KPMG LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2009 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2009 be, and they hereby, are approved.

For: 43,479,587 Common Shares, representing 99.9% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Against: 16,599 Common Shares, representing 0.0% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

Abstain: 41,313 Common Shares, representing 0.1% of the Common Shares issued and outstanding as of April 6, 2009 present in person or by proxy and voting thereon.

CLOSE OF MEETING

There being no further business, the 2009 Annual Meeting then concluded.

Minutes prepared by:	Confirmed by:

/s/ Ernest J. Furtado	/s/ Neil I. Jowell
Ernest J. Furtado	Neil I. Jowell
Secretary of the Meeting	Chairman of the Meeting
Date: June 11, 2009	Date: June 11, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2009

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
President and Chief Executive Officer